SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31046; 812-14147]

Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc.; Notice of

Application

May 14, 2014

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application under section 6(c) of the Investment Company Act of 1940 (the

"Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of limited liability company

interests ("Interests") with sales loads and/or asset-based distribution and/or service fees and

contingent deferred sales loads ("CDSCs").

Applicants:  Partners Group Private Equity (Master Fund), LLC (the "Fund") and Partners Group

(USA) Inc. (the "Adviser") (together, the "Applicants").

Filing Dates:  The application was filed on April 10, 2013 and amended on June 10, 2013,

September 18, 2013, and April 28, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 9, 2014, and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Brooks Lindberg, Esq., Partners Group (USA)

Inc., 1114 Avenue of the Americas, 37th Floor, New York, New York 10036.

For Further Information Contact:  Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Daniele

Marchesani, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information:  The following is a summary of the application.  The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.html or by calling (202) 551-8090.

Applicants' Representations:

1.      The Fund is a continuously offered closed-end management investment company

registered under the Act and organized as a Delaware limited liability company.[1] The Adviser, a

Delaware corporation, is registered with the Commission as an investment adviser under the

Investment Advisers Act of 1940, as amended (the "Advisers Act"). Foreside Fund Services,

LLC, a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934

Act"), currently acts as a placement agent for the Fund. Foreside Fund Services, LLC and any

future placement agent or distributor of the Fund (the "Placement Agent") will be unaffiliated

with the Adviser.

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[1] The Fund currently serves as the master fund in a master-feeder structure operating in accordance with section 12(d)(1)(E) of the Act with four feeder funds. If the requested relief is granted and Members (as defined below) of the Fund approve the reorganization of the feeder funds into the Fund, the feeder funds will be dissolved and the Fund will no longer operate within a master-feeder structure. If the feeder funds are not dissolved, applicants will not rely on the requested relief.

2.      The Fund continuously offers Interests[2] in private placements in reliance on the

provisions of Regulation D under the Securities Act of 1933, as amended ("Securities Act").[3]

Interests of the Fund are not listed on any securities exchange and do not trade on an over-the-

counter system such as NASDAQ. Applicants do not currently expect that a substantial and

regular secondary market for the Interests will develop.

3.      The Fund currently issues a single class of Interests (the "Initial Class"). Interests

in the Initial Class are not currently subject to a sales load or distribution and/or service fees. If

the requested relief is granted, the Fund intends to redesignate its Initial Class as the "Service

Class." Additionally, if the requested relief is granted, the Fund currently intends to continuously

offer at least one additional class of Interests, "Institutional Class," with each class having its

own fee and expense structure. For the Service Class and Institutional Class, the Placement

Agent may charge a front-end sales load. Any waiver of, scheduled variation in, or elimination

of, the sales load will comply with the requirements of rule 22d-1 under the Act as if that rule

applied to closed-end management investment companies. Each class may (but would not

necessarily) be subject to asset-based distribution and/or service fees.

4.      In order to provide a limited degree of liquidity to members ("Members"), the

Fund may from time to time offer to repurchase Interests at their then current net asset value

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[2] "Interests" includes any other equivalent designation of a proportionate ownership interest (such as shares or units) of the Fund (or any other registered closed-end management investment company relying on the requested order).

[3] Interests of the Fund are only sold to "accredited investors," as defined in Regulation D under the Securities Act, and "qualified clients," as defined in the Adviser's Act. The Fund reserves the right to conduct a public offering of the Interests under the Securities Act in the future.

pursuant to rule 13e-4 under the 1934 Act pursuant to written tenders by Members.[4] Repurchases

will be made at such times, in such amounts and on such terms as may be determined by the

Fund's board of managers (the "Board"), in its sole discretion. The Adviser expects to ordinarily

recommend that the Board authorize the Fund to offer to repurchase Interests from Members

quarterly.

5.      The Applicants request that the order also apply to any other continuously-offered

registered closed-end management investment company existing now or in the future, for which

the Adviser or any entity controlling, controlled by, or under common control (as the term

"control" is defined in section 2(a)(9) of the Act) with the Adviser acts as investment adviser,

and which provides periodic liquidity with respect to its Interests pursuant to rule 13e-4 under

the 1934 Act.[5]

6.      Applicants represent that any asset-based service and distribution fees will

comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830").[6] Applicants also represent that the Fund

will disclose in each private placement memorandum the fees, expenses and other characteristics

of each class of Interests offered for sale by that private placement memorandum, as is required

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[4] Service Class and Institutional Class Interests will be subject to an early repurchase fee at a rate of 2% of the aggregate net asset value of the Member's Interest repurchased by the Fund (the "Early Repurchase Fee") if the interval between the date of purchase of the Interests and the valuation date with respect to the repurchase of the Interest is less than one year. The Early Repurchase Fee will equally apply to all classes of Interests of the Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all classes of shares of the Fund.

[5] Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each investment company presently intending to rely on the order requested in the application is listed as an applicant.

[6] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by FINRA.

for open-end, multiple class funds under Form N-1A. The Fund will disclose fund expenses

borne by Members as if it were an open-end management investment company during the

reporting period in Member reports and describe in its private placement memorandum any

arrangements that result in breakpoints in, or elimination of, sales loads with respect to each

class of Interests offered for sale by that prospectus.[7] The Fund or Placement Agent will also

comply with any requirement that may be adopted by the Commission or FINRA regarding

disclosure at the point of sale and in transaction confirmations about the costs and conflicts of

interest arising out of the distribution of open-end investment company shares, and regarding

private placement memorandum disclosure of sales loads and revenue sharing arrangements as if

those requirements applied to the Fund and the Placement Agent.[8] In addition, Applicants will

comply with applicable enhanced fee disclosure requirements for fund of funds, including

registered funds of hedge funds.[9]

7.      All expenses incurred by the Fund will be allocated among its various classes of

Interests based on the respective net assets of the Fund attributable to each such class, except that

the net asset value and expenses of each class will reflect the expenses associated particularly

with the distribution and service plan, Member servicing fees (including transfer agency fees)

and any other incremental expense particular to each class. Expenses of the Fund allocated to a

particular class of the Fund's Interest will be borne on a pro rata basis by each outstanding

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[7] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[8] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

[9] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) an 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

Interest of that class. The Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

8.       Although the Fund does not currently intend to impose CDSCs, the Fund will only impose a CDSC in compliance with rule 6c-10 as if that rule applied to closed-end management investment companies. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of rule 22d-1 under the Act.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.       Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security.  Applicants state that the creation of multiple classes of Interests of the Funds may be prohibited by section 18(c) of the Act.

2.       Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock.  Applicants state that permitting multiple classes of Interests of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.       Pursuant to section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Act or from

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any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request exemptive relief under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of Interests.

4.      Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Members.  Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of Interests and provide investors with a broader choice of Member options. Applicants believe that the proposed multiple class system does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. Applicants believe that the rationale for and the conditions contained in rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of Interests with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.      Applicants believe that the requested relief meets the standards of section 6(c) of the Act.  Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions.  Applicants state that although the Fund does not currently intend to impose CDSCs, the Fund will only impose a CDSC in compliance with rule 6c-10 as if that rule applied to closed-end management investment companies. The Fund would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund

were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of rule 22d-1 under the Act. Finally, to the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all classes of shares of the Fund.

Asset-based Service and Distribution Fees

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2. Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based distribution and/or service fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time or replaced, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary